Servicer Compliance Statement

Re:	LB-UBS Commercial Mortgage Trust 2007-C1
Commercial Mortgage Pass-Through Certificates, Series 2007-C1

Pursuant to Section 3.13 of the Pooling and Servicing Agreement dated as of February 12, 2007 (the “Pooling and Servicing Agreement”), between Structured Asset Securities Corporation II as depositor, LaSalle Bank National Association as trustee, KeyCorp Real Estate Capital Markets, Inc. as master servicer (the “Master Servicer”) and Midland Loan Services, Inc. as special servicer, I, Bryan Nitcher, in my capacity as Senior Vice President of KeyCorp Real Estate Capital Markets, Inc., do hereby state that:

1.	A review of the Master Servicer’s activities during the reporting period ending December 31, 2007, and of its performance under the Pooling and Servicing Agreement has been made under my supervision.

2.
To the best of my knowledge, based on my review, the Master Servicer has fulfilled all of its obligations under the Pooling and Servicing Agreement in all material respects throughout the reporting period ending December 31, 2007, except that updated financial statements for Significant Obligors received by the Master Servicer were delivered by the Master Servicer but not within one (1) Business Day after receipt as required by Section 8.15(q) of the Pooling and Servicing Agreement.

Capitalized terms used but not defined in this statement have the respective meanings given to them in the Pooling and Servicing Agreement.

By:	/s/ Bryan Nitcher	Date: March 13, 2008
Bryan Nitcher
Senior Vice President